QUARTZ MOUNTAIN ANNOUNCES
NEW CHIEF FINANCIAL OFFICER & EXECUTIVE VICE PRESIDENT

February 22, 2013, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain”) (TSX-V: QZM; OTC: QZMRF) announces that Michael Lee has been appointed as Chief Financial Officer ("CFO") and Lena Brommeland as Executive Vice President of the Company, effectively immediately. Mr. Lee replaces Simon Beller who has resigned from his role with the Company.

Michael Lee is a Chartered Accountant and holds a bachelor’s degree in commerce from the University of British Columbia and a graduate diploma in public accountancy from McGill University. Since 2010, Mr. Lee has led the Risk and Compliance department at Hunter Dickinson Inc. ("HDI') and gained extensive experience on Quartz Mountain and the HDI group of companies. He has over fourteen years of experience in the areas of governance, risk management and financial reporting, working primarily with Canadian and US public corporations. Prior to joining HDI, Mr. Lee worked for Ernst & Young LLP.

Lena Brommeland has a BSc in geology and more than 20 years of experience in mineral project evaluation and on-site management of large-scale mineral projects, including the Pebble and Niblack projects both located in Alaska and the Prosperity project in BC. Ms. Brommeland is Executive Vice President of Project Services with HDI where she manages on-site drill programs, co-ordinates environmental planning and permitting, and develops community relations activities for exploration and feasibility-level projects associated the HDI group of companies. A longstanding member with the Association for Mineral Exploration BC, Ms. Brommeland dedicates a substantial amount of time to industry outreach and development and is a past Chair of the organization.

"For the past few years, I've had the pleasure of working with Michael Lee in his capacity as Senior Manager of Risk and Compliance at HDI where he provided strategic counsel and implemented efficient business processes for Quartz Mountain. Lena Brommeland is a skilled project manager with extensive experience in British Columbia. The addition of Michael and Lena to our senior management team will provide great value to the Company," said Chairman Scott Cousens. "I would also like to acknowledge and thank Simon Beller for his contributions to Quartz Mountain.”

About Quartz Mountain Resources Ltd.

Quartz Mountain Resources Ltd. is a Vancouver-based exploration company focused on making a major new deposit discovery in British Columbia. Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

For further details, please visit Quartz Mountain's website at www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Scott Cousens
Chairman

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